

Mail Stop 4631

December 16, 2009

Mr. Larry Haslee
Chief Financial Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, WI 53202

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 0-53352**

Dear Mr. Haslee:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Assets Under Management, page 26

2. With regards to redemptions, please disclose how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

3. Please disclose the types of amounts that are included in the line item titled other inflows (outflows) to (from) existing accounts and explain how outflows are different from terminated accounts. Please also provide additional disclosure to discuss the reasons for the terminated accounts at Sovereign and address how management is addressing this apparent negative trend.

4. We note that the "Other activity, principally market movements" are materially different for each of the Wood, Sovereign and NIS funds. We also note you provide a discussion of the current range of investment strategies related to Wood's, Sovereign's and NIS's AUM on page 5. Please provide a robust discussion of the underlying assets and how the inherit risks of those assets impacted the market movements within Wood's, Sovereign's and NIS's AUM.

5. Please expand disclosures in future filings to provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund, please describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented as well as the inception to date returns. Although you are in the best position to determine which funds warrant expanded disclosures, we ask that you consider providing expanded disclosure for each fund that:
    *   had, or is expected to have, a material impact on fee income in relation to subsidiary results;
    *   comprises a material amount of subsidiary AUM;
    *   had, or is expected to have, material investments or redemptions in relation to subsidiary AUM; or
    *   had, or is expected to have, material market appreciation or depreciation in relation to subsidiary AUM.

6. We note you have presented your assets under management by major investment strategy. Please expand your disclosure to address the relevance of this

disclosure. Clarify whether you earn differing fees for these differing investment strategies and address the related inherit risk of each investment strategy.

Consolidated Results of Operations, page 28

7. Please clarify whether you have different fee structures for differing investment strategies. Also clarify if the fee structure for the assets under management by Attalus is different and disclose the related amount of fees, if material. In addition, please revise your disclosure to clearly discuss the impact that terminated accounts had on investment advisory fees for Wood and Sovereign.

8. Please enhance your disclosure to further discuss the business reasons for changes between periods in your investment advisory fees. To the extent that you earn different fees for different investment strategies, disclose how the changes in the assets underlying these strategies impacted the fees earned from period to period.

Critical Accounting Estimates, page 33

9. You recognized impairment of intangible assets of $6.5 million for the year ended December 31, 2008 and impairment of goodwill of $4.8 million for the nine months ended September 30, 2009. Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
    * Identify the reporting unit;
    * The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    * The amount of goodwill;
    * A description of the assumptions that drive the estimated fair value;
    * A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
    * A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Fair Value of Financial Instruments, page 34

10. Please enhance your disclosure regarding how you estimate the fair value of financial instruments to address the following:
   - The portion of AUM in which you have a role in estimating fair value;
   - The amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;
   - For each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets;
   - For each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions. If relying on third party pricing services, disclose the methodologies and assumptions used.

Item 8 – Financial Statements and Supplementary Data, page 37

General

11. Please enhance your disclosures related to your available for sale securities to comply with the requirements set forth in paragraphs 19-21 of SFAS 115.

12. You disclose on page 6 that NIS offers membership interests in five limited liability companies to which it acts as the managing member. Please clarify your disclosure to discuss who the five limited liability companies are. In addition, please tell us how you account for and present these five limited liability companies in your financial statements and also tell us the accounting literature you referenced to support your basis.

Note 2 – Significant Accounting Policies, page 42

Earnings Per Share, page 45

13. You disclose that all potentially dilutive securities were excluded from the computation of diluted EPS as a result of the net loss for the year ended December 31, 2008. Please enhance your disclosure to disclose the actual number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Operating Segments, page 45

14. It appears that you have concluded that each of your subsidiaries represents an operating segment as defined in paragraph 10 of SFAS 131 and that you have aggregated your operating segments into one reportable segment pursuant to paragraph 17 of SFAS 131. If true, and in accordance with paragraph 26(a) of SFAS 131, please enhance your disclosure to clearly disclose this fact. Furthermore, please provide us a comprehensive response that demonstrates how you meet the aggregation criteria of paragraph 17 of SFAS 131. Ensure you provide fee income and gross profit and/or operating income information for each aggregated operating segment and address any discrepancy in the trends that they depict. You should also address how the apparent differences in the market movement of the AUM of these subsidiaries impacted your assessment of whether these subsidiaries are economically similar.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

15. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements

Note 7 – Income Taxes, page 8

16. You determined that a valuation allowance of $2.2 million was required for your deferred tax assets as of September 30, 2009. You continue to present deferred income taxes in the amount of $5.8 million on the face of your balance sheet. Please expand your disclosure to explain your basis for concluding that it is more likely than not that the remaining deferred tax assets are realizable as of September 30, 2009. Your disclosure should discuss the positive and negative evidence you considered in reaching your conclusion that a valuation allowance was not necessary for a significant portion of your deferred tax assets as of

September 30, 2009. Refer to paragraphs 740-10-30-17 through 740-10-30-23 of the FASB Accounting Standards Codification.

Exhibit 99

17. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization," and earnings is intended to mean net income rather than operating income. To the extent EBITDA is not computed as commonly defined, please revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Edward Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief